Exhibit 99.1

ELBIT IMAGING ANNOUNCES A PRICE INCREASE IN AN OFF-MARKET TAKE
OVER BID FOR EDT UNITS

Tel-Aviv, Israel, May 12, 2011, Elbit Imaging Ltd. (NASDAQ: EMITF) ("El" or the "Company") announced today, in continuance to its announcement dated March 10, 2011, that its indirect subsidiary, EPN Holdings II LLC (“EPN Holdings”, and together with EPN GP, LLC: “EPN”),  has increased the price per ordinary unit of EDT Retail Trust (“EDT”) from A$0.078 to A$0.09 in the offer made by EPN Holdings under an off-market takeover bid (“Bid”) for all of the units in EDT that EPN does not already own (“Offer”). Consequently, the total consideration which would be paid by EPN Holdings in the event of full take up of the Offer (not including the consideration for units acquired on the market following the lodgment of the Bid as detailed below) is approximately US$ 200 million.

In addition, the Company has announced that following the lodgment of the Bid and up to the date hereof, EPN Holdings has purchased additional units of EDT representing approximately 4.5% interest in EDT in consideration for approximately US$ 20 million. Elbit and its subsidiary Plaza centers NV (LSE:”PLAZ”, WSE: “PLZ/PLAZACNTR) are holding (through jointly controlled entity) approximately 43% in each of EPN which in turn currently hold approximately 52.3% interest in EDT.

The offer period of the Bid is expected to end on May 23, 2011.

About Elbit Imaging Ltd.

Elbit Imaging Ltd. operates in the following principal fields of business: (i) Commercial and Entertainment Centers - Initiation, construction and sale of shopping and entertainment centers and other mixed-use real property projects, predominantly in the retail sector, located in Central and Eastern Europe and in India; (ii) U.S. Real Property - Investment in commercial real property in the United States; (iii) Hotels - Hotel operation and management, primarily in major European cities; (iv) Medical Industries - (a) research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment and (b) development of stem cell population expansion technologies and stem cell therapy products for transplantation and regenerative medicine; (v) Residential Projects - Initiation, construction and sale of residential projects and other mixed-use real property projects, predominately residential, located primarily in India and in Eastern Europe; (vi) Fashion Apparel - distribution and marketing of fashion apparel and accessories in Israel; and (vii) Other Activities - (a) venture capital investments; and (b) investments in hospitals and farm and dairy plants in India.

About EPN

EPN Investment Management LLC and EPN Fund GP LLC are entities jointly formed by Elbit Imaging Ltd. (“Elbit”), its subsidiary Plaza Centers N.V. (“Plaza”) and Eastgate Property LLC and its affiliates (“Eastgate”) in order to facilitate U.S. retail real estate investments, including through EPN Real Estate Fund, LP, a real estate investment fund that was jointly established by Elbit, Plaza and Eastgate, focused on investments in the U.S. retail and commercial real estate sectors (the “Fund”).Tthe Fund secured from Menora Mivtachim Insurance Ltd. (“Menora”) and certain of Menora’s affiliates, $31 million in capital commitments. The Fund intends to take advantage of real estate opportunities in the United States through direct acquisitions and joint ventures with leading real estate operators and owners of relevant assets or portfolios.

About EDT Retail Trust

EDT Retail Trust is a listed real estate investment trust focused on investing predominately in US community shopping centres giving investors exposure to a premium quality portfolio of US retail real estate in the value and convenience sector. It currently holds interests in 48 assets covering approximately 10.9 million square feet. EDT Retail Management Limited formerly is jointly owned by Developers Diversified Realty Corporation (DDR) and EPN GP LLC (EPN).

Any forward-looking statements in our releases include statements regarding the intent, belief or current expectations of Elbit Imaging Ltd. and our management about our business, financial condition, results of operations, and its relationship with its employees and the condition of our properties. Words such as “believe,” “expect,” “intend,” “estimate” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Actual results may differ materially from those projected, expressed or implied in the forward-looking statements as a result of various factors including, without limitation, the factors set forth in our filings with the Securities and Exchange Commission including, without limitation, Item 3.D of our annual report on Form 20-F for the fiscal year ended December 31, 2009, under the caption “Risk Factors.” In addition, a potential offering would be subject to risks facing any public offering, including without limitation, general economic conditions, the conditions of the capital markets, the interest level of investment banks and investors in the offering and the performance of our businesses. Any forward-looking statements contained in our releases speak only as of the date of such release, and we caution existing and prospective investors not to place undue reliance on such statements. Such forward-looking statements do not purport to be predictions of future events or circumstances, and therefore, there can be no assurance that any forward-looking statement contained our releases will prove to be accurate. We undertake no obligation to update or revise any forward-looking statements.

For Further Information:

Company Contact:	Investor Contact:
Dudi Machluf	Mor Dagan
Chief Executive Officer (Co-CEO)	Investor Relations
Tel: +972-3-608-6024	Tel: +972-3-516-7620
dudim@elbitimaging.com	mor@km-ir.co.il

Elbit Imaging Ltd.
2 Weitzman Street, Tel Aviv 64239, Israel
Tel: +972-3-608-6000  Fax: +972-3-608-6054